UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*
BM Technologies, Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05591L107
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

SCHEDULE 13G
CUSIP No.
05591L107

1
Names of Reporting Persons

Pacific Ridge Capital Partners, LLC
2
Check the appropriate box if a member of a
Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

United States
Number of Shares
Beneficially Owned by
Each Reporting Person
With:

5
  Sole Voting Power

  551,358

6
  Shared Voting Power

7
  Sole Dispositive Power

  611,498

8
  Shared Dispositive Power

9
Aggregate Amount Beneficially Owned by
Each Reporting Person

611,498
10
Check box if the aggregate amount in row (9)
excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row
(9)

5.01%
12
Type of Reporting Person (See Instructions)

IA

Item 1.
(a) Name of Issuer: BM Technologies, Inc
(b) Address of Issuer's Principal Executive Offices:
       201 King of Prussia Road Suite 350, Wayne, Pennsylvania, 19087
Item 2.
(a) Name of Person Filing:
      Pacific Ridge Capital Partners, LLC
(b) Address of Principal Business Office or, if None, Residence:
4900 Meadows Rd, Suite 320, Lake Oswego, OR 97035
(c) Citizenship:
 Nevada Corporation
(d) Title and Class of Securities:
Common Stock
(e) CUSIP No.: 05591L107
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-
2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the
Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of
the Act;
(d) [_] Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e) [X] An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S. institution in
accordance with Rule 240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned:   611,498
 (b) Percent of Class:  5.01%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote:
        551,358
 (ii) Shared power to vote or to direct the vote:
        0
(iii) Sole power to dispose or to direct the disposition of:
611,498
(iv) Shared power to dispose or to direct the disposition of:
0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [
].
Item 6. Ownership of more than Five Percent on Behalf of Another
Person.
 None
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 N/A
Item 8. Identification and classification of members of the group.
 N/A
Item 9. Notice of Dissolution of Group.
 N/A
Item 10. Certifications.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 11, 2022
    Pacific Ridge Capital Partners
    By: /s/ Peter Trumbo
    Name:     Peter Trumbo
    Title: Chief Compliance Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).
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